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                                                                      Exhibit 5


  SPECIAL COMMITTEE OF ONIX SYSTEMS BOARD OF DIRECTORS TAKES NEUTRAL POSITION
                       ON THERMO INSTRUMENT TENDER OFFER


ONIX Systems Inc. (ASE:ONX) today announced that the Special Committee of the Board of Directors of ONIX, which consists of the sole director of ONIX having no affiliation with Thermo Instrument Systems Inc. or its parent, Thermo Electron Corporation, is expressing no opinion and is remaining neutral with respect to the $9.00 per share cash tender offer made by Thermo Instrument on March 13, 2000. Consequently, shareholders should make their own decision as to the acceptability of the Offer, including the adequacy of the $9.00 per share offer price, based on all of the available information, including the factors considered by the Special Committee. These factors are described in the company's Schedule 14D-9, which is being filed today with the Securities and Exchange Commission and mailed to shareholders. The Special Committee strongly urges each shareholder to read the factors considered by the Special Committee in the company's Schedule 14D-9 prior to making any decision whether or not to tender its shares pursuant to the Offer.